FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents,

which are attached hereto and incorporated by reference herein:

1. Magic Software continues to strengthen its presence in South Africa

PRESS RELEASE

Magic Software continues to strengthen its presence in South Africa

Magic Software increases its holding in Magix Integration to 75%

Or Yehuda, Israel, April 6, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that, following its acquisition in January 2011 of a controlling share in its South African distributor, Magix Integration, it has taken up the option to acquire additional shares and thereby increase its holding in the company to 75%.

Commenting on the acquisition, Guy Bernstein, acting Chief Executive Officer of Magic Software, said, “Since completing our acquisition of a controlling share in Magix Integration, and having successfully integrated the company into our organizational infrastructure and operations, we have seen a continuous rise in demand for our application development and integration platforms in both the public and financial sectors in South Africa. Therefore, we are happy to reaffirm our faith in the great potential for future growth in this market by substantially increasing our share holdings in Magix Integration.”

About Magix Integration

Magix Integration specializes in Software Integration and Application Development. Magix Integration is able to provide solutions to complex and large-scale software requirements through a combination of software tools and disciplines. Magic Integration strives to listen to client needs, provide value at every step of the engagement process, and solve problems with innovation and simplicity.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.
Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software continues to strengthen its presence in South Africa

Exhibit 10.1